Filed by II-VI Incorporated
                                   pursuant to Rule 425 under the
                                   Securities Act of 1933 and
                                   deemed to be filed pursuant to
                                   Rule 14d-2 of the Securities
                                   and Exchange Act of 1934

                                   Subject Company: Laser Power
                                   Corporation Commission File
                                   No.: 000-22625


CONFERENCE CALL
June 6, 2000 @ 10:00 EST

Thank you, Valerie, and welcome to II-VI Incorporated's investor teleconference. Joining me is Fran Kramer our President and Chief Operating Officer and Jim Martinelli our Chief Financial Officer. Fran will present the prepared comments for today's teleconference which are:

* A review of our offer to purchase Laser Power Corporation

                          and

* A description of the potential opportunities of the merger for Shareholders, Employees, and Customers of II-VI and Laser Power.

Following these comments we'll be happy to address any questions.

Fran......


Thank you Carl,

The II-VI offer to purchase Laser Power for $4.30 per share, based on the yesterday's II-VI closing stock price of $38.00 is a superior offer to the $4.00 offer made by Union Miniere. Nearly one-half of the consideration is in II-VI stock which provides current Laser Power shareholders with upside opportunity as various synergies of the merged companies are realized, while a floor of $4.05 limits the downside risk. A maximum value of $5.00 per share is also provided for in the offer, which, if realized is a full 25% premium to the offer by Union Miniere.

As stated in the press release we have been interested in merging with Laser Power for many years. II-VI's keen interest in acquiring Laser Power is driven by a multifaceted opportunity to enhance the shareholder value of II-VI. Coupled with this favorable circumstance is the strong probability that the merger will also substantially enhance the Laser Power's shareholder value. We believe our plan for this acquisition will benefit both sets of shareholders, the Laser Power workforce and customers that Laser Power and II-VI serve.

II-VI is the world's largest producer of ZnSe and also has the capability and capacity to produce ZnS. These materials, are often referred as "two-six" compounds, since the elements used to produce them come from the second and sixth column of chemistry's periodic table. ZnSe is the material of choice for carbon dioxide laser optics and ZnS is often the chosen material for optics in infrared military systems. II-VI is a vertically integrated manufacturer that produces these materials and transforms them into high quality coated optics.

Laser Power is also a high quality producer of infrared optics for carbon dioxide lasers and infrared military systems. However, Laser Power procures the ZnSe and ZnS materials from a third party at a substantially higher cost than that incurred by II-VI to produce these materials. The cost to procure these raw materials is as much as 10 to 15% of a sales dollar. II-VI's cost to produce these materials is a fraction of this figure and may be a as low as one-half of the cost currently being incurred by Laser Power. A Laser Power/ II-VI merger will benefit from the substantial cost savings of producing this material internally.

The manufacturing prowess of a combined II-VI and Laser Power will be advantageous for the marketplace we serve. II-VI has manufacturing facilities for the infrared optics product line in Pennsylvania, Singapore and China. A substantial portion of our manufacturing base is installed in Asia. On the other hand Laser Power has a strong manufacturing base in California, Mexico and Europe. We believe these operations are complementary and intend to effectively utilize all of the locations.

II-VI currently employees in excess of 800 personnel worldwide and expects to increase employment by 25% in the next 12 months. We must increase capacity to meet the robust order rate being enjoyed.
Laser Power employs approximately 200. The challenge to hire fully trained opticians is substantial. It often takes 2 plus years to train an optician, a thin-film coating operator, a diamond turning machinist or a senior level technician. II-VI intends to retain the personnel currently employed at Laser Power. Many of the individuals are fully trained and have earned Laser Power the reputation of a high quality, proven supplier of military infrared optics and carbon dioxide laser optics. Job opportunities for Laser Power employees after this potential merger will be increased as II-VI is committed to this business and intends to expand capacity throughout the world to better serve the market. We believe there will be many synergies realized by our combined teams as production is increased worldwide, while focusing the various sites on the products that each specific site can most cost effectively manufacture.

The sales, marketing and distribution costs for carbon dioxide laser optics can range from 15 to 30% of a sales dollar. Both II-VI and Laser Power have global sales, marketing and distribution networks. Substantial savings should be realized by combining these networks. II-VI has a very strong direct selling presence in Asia/Japan, while Laser Power does not. In that region of the world, it is possible that distribution costs on Laser Power products will be reduced from the high end of the distribution cost range to the low end.

Reducing costs through the elimination of the redundant expenses associated with two public companies is an expected benefit of this merger. Reductions in professional service fees, and savings from optimizing administrative functions are also are anticipated.

The infrared optics market, like other laser optics market segments and even the telecom optics market segment, are affected by yields. The combined II-VI and Laser Power entity will have more infrared knowledgeable engineers, material scientists and thin film coating
scientists than any other independent public company.   We expect
to realize yield improvements as the know-how of the two organizations is exchanged. Efficiency, productivity and gross margins will be positively affected. Throughput increases should allow more favorable coverage of fixed costs and improved on time delivery of products to our customers.

In summary the merger should provide synergies that include;
* 1st--Reduced costs of ZnSe and ZnS material  (5 to 7% of sales).
* 2nd--Worldwide manufacturing optimization affecting (1 to 2 % of sales).
* 3rd--Optimization of the combined sales, marketing & distribution network (1 to 3 % of sales).
* 4th--Elimination of redundant expenses for two public companies
       (1 % of sales).
* 5th--Increased yields, throughput, productivity and gross margin
       (2 to 4% of sales).

The total synergies for the short term are in the range of 10% of sales and may increase to 15 to 18% of Laser Power's sales longer term.

II-VI's current business generates a 43% gross margin. Laser Power's gross margin after the merger and realization of a portion of the synergies just outlined, are projected to improve from the mid-twenty to the mid-thirty percentage range. There is a longer-term opportunity to increase the Laser Power gross margin to the 40% range, comparable to the historical gross margin realized by II-VI.

We believe opportunities for shareholders of II-VI and Laser Power are enhanced by the stock component of our offer. The growth potential of the combined businesses is excellent. The market for carbon dioxide lasers grew in excess of 25% in the last twelve months. Industry forecasts are for it to grow in the mid to high teens in the next 12 months. In addition there is a large installed base of industrial carbon dioxide lasers that consume optics as they produce the myriad of goods we all use. The market demand for II-VI infrared optics has helped propel the II-VI order growth rate to over 30% for the current fiscal year.

Employees, shareholders and customers are all potential beneficiaries of this merger. We think there is a compelling case for Laser Power's Board to view our proposal favorably. That concludes our formal
remarks....Carl

Thank you Fran, before we begin Q&A, I would like to mention that these comments and answers to certain questions contain forward looking statements which are based on our current expectations and acceptance of our offer to purchase Laser Power.

If our offer is accepted by the Board of Directors of Laser Power, we will prepare and file a registration statement with the Securities and Exchange Commission. Laser Power stockholders would then be able to obtain such materials for free at the Commission's Web site at www.sec.gov. Laser Power stockholders are urged to carefully read the complete terms and conditions of those materials prior to making any decisions with respect to an actual offer.

This document contains forward-looking statements concerning the financial condition, results of operations and business of II-VI and its proposed acquisition of Laser Power, the anticipated financial and other benefits of such proposed acquisition and the plans and objectives of II-VI's management following such proposed acquisition, including, without limitation, statements relating to:
(A) the likelihood of consummating the proposed acquisition, (B) the cost savings expected to result from the proposed acquisition,
(C) anticipated results of operations of the combined company following the proposed acquisition, (D) projected earnings per share of the combined company following the proposed acquisition, and (E) the restructuring charges estimated to be incurred in connection with the proposed acquisition. Generally, the words "will," "may," "should," "continue," "believes," "expects," "anticipates" or similar expressions identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors: (1)
the proposed acquisition may not be consummated on the terms being offered or at all, (2) cost savings expected to results from the proposed acquisition may not be fully realized or realized within the expected time frame; (3) operating results following the proposed acquisition may be lower than expected; (4) competitive pressures may increase significantly; (5) costs or difficulties related to the integration of the businesses of II-VI and Laser Power may be greater than expected; (6) general economic conditions, whether nationally or in the markets in which II-VI and Laser Power conduct business, may be less favorable than expected; (7) legislation or regulatory changes may adversely affect the businesses in which II-VI and Laser Power are engaged; or (8) adverse changes may occur in the securities markets.